Exhibit 3.1

Amendment to the
Amended and Restated Bylaws
Of
Nutrisystem, Inc.

In accordance with resolutions duly adopted and effective as of April 4, 2017 by the Board of Directors of Nutrisystem, Inc. (the “Corporation”), Article III, Section 4 of the Corporation’s Amended and Restated Bylaws is hereby deleted and replaced in its entirety to read as follows:

“4. Removal. Except as otherwise provided by applicable law or in the Certificate of Incorporation, any director may be removed by the holders of a majority of the voting power of all outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, considered for this purpose as a single class.”